September 25, 2025

Gregory W. Blunden
Chief Financial Officer & Director
EUSHI Finance, Inc.
37 Route 236
Kittery Properties Suite 101
Kittery, ME 03904

       Re: EUSHI Finance, Inc.
           Registration Statement on Form F-3
           Filed September 25, 2025
           File No. 333-290501
Dear Gregory W. Blunden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David (Wei Fu) Li